File No. 812-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

TDX Independence Funds, Inc.;

DBX ETF Trust

DBX Strategic Advisors LLC; and

DBX Advisors LLC

Application under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for and exemption from Section 15(a) of the Act, and Rule 18f-2 under the Act.

All communications and orders to:

Alex Depetris

c/o Deutsche Bank AG

60 Wall Street

New York, NY 10005

with a copy to:

Stuart M. Strauss, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Page 1 of 25 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on November 23, 2010

I.	INTRODUCTION

TDX Independence Funds, Inc. and DBX ETF Trust (each, a “Trust”) and DBX Strategic Advisors LLC and DBX Advisors LLC (collectively, the “Advisers” and, together with the Trusts, the “Applicants”), hereby apply for an order from the U.S. Securities and Exchange Commission (the “Commission”) on behalf of (i) the Trusts and all existing and future series of the Trusts (“Funds”); (ii) all other existing or future open-end management investment companies or series thereof that (a) are advised by an Adviser or any entity controlling, controlled by or under common control with an Adviser or its successors1 (each such entity included in the term “Adviser”), (b) are registered under the 1940 Act, (c) use the “Manager of Managers Structure” (as described in this Application and defined below), and (d) comply with the terms and conditions in this Application (included in the term “Funds”); and (iii) any Adviser.2

Applicants hereby file this Application pursuant to Section 6(c) of the 1940 Act for an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisers, subject to the approval of the boards of trustees of the Trusts (each, a “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser”)3 to manage all or a portion of the assets of any of the Funds pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”), and (b) materially amend Subadvisory Agreements with the Subadvisers.

Applicants are seeking this exemption to enable an Adviser and a Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage a Fund without the delay and expense of convening a special meeting of shareholders. Under a management approach that utilizes Subadvisers (the “Manager of Managers Structure”), the Adviser will evaluate and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.4

The requested exemptions will also permit the Advisers to make material amendments to Subadvisory Agreements believed by the Adviser and the applicable Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Trusts may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

If the name of any Fund relying on the requested relief contains the name of a Subadviser, the name “Deutsche Bank,” “DB” or other name being used by an Adviser will precede the name of the Subadviser.

[1]	For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2]

Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.

[3]

The requested relief will not apply to subadvisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Fund or of the Adviser (other than by reason of serving as a subadviser to one or more of the Funds) (“Affiliated Subadvisers”).

[4]	The “Board,” as used herein, is also the board of each individual Fund.

II.	BACKGROUND

A.	The Trust

TDX Independence Funds, Inc. is a Maryland Corporation and DBX ETF Trust is a Delaware Statutory Trust, and each is registered under the 1940 Act as an open-end series management investment company. Each Trust is organized as series funds with multiple separate Funds, certain of which are currently offered and sold pursuant to its Registration Statement on Form N-1A.5 As used herein, “Trust” shall also mean any other open-end series management investment company registered with the Commission and advised by an Adviser.

B.	The Advisers

The Advisers are Delaware limited liability companies with their principal offices in New York City and currently serve as investment advisers to the Funds. Each Adviser is registered under Section 203 of the Investment Advisers Act of 1940,6 as amended (the “Advisers Act”), and is a wholly owned subsidiary of Deutsche Bank AG.

The Advisers, subject to the oversight and authority of the Boards, are responsible for furnishing the overall investment program for each Fund and providing continuous investment management for each Fund’s assets pursuant to an investment advisory agreement with each Fund (“Advisory Agreement”). The Advisers oversee the implementation of the investment programs, arrange and oversee the provision of other necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. In addition, pursuant to the Advisory Agreement, an Adviser may retain one or more Subadvisers, at the Adviser’s own expense, subject to the approval of the Fund’s Board,7 including approval by a majority of its Independent Trustees (as defined below),8 for the purpose of managing the investment of the assets of one or more Funds of the Trust.

For the investment management services that it provides to each Fund, an Adviser receives the fee specified in the Advisory Agreement from each Fund based on the Fund’s average daily net assets. In the interest of limiting the expenses of the Funds, an Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for any of the Funds.

The terms of each Advisory Agreement comply with Section 15(a) of the 1940 Act. Each Advisory Agreement was approved by a Board, including a majority of the trustees who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of a Trust or an Adviser (the “Independent Trustees”) and was approved by the initial shareholder of each Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. With respect to new Funds offered in the future, the Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a)

[5]

Currently five (5) series of TDX Independence Funds, Inc. are operational (the “Current Funds”). DBX ETF Trust has recently filed a registration statement with respect to the following five (5) series: DBX MSCI Emerging Markets Currency-Hedged Equity Fund, DBX MSCI EAFE Currency-Hedged Equity Fund, DBX MSCI Brazil Currency-Hedged Equity Fund, DBX MSCI Canada Currency-Hedged Equity Fund and DBX MSCI Japan Currency-Hedged Equity Fund (collectively, the “Currency-Hedged Funds”). DBX ETF Trust intends to rely upon the requested order with respect to the Currency Funds once such order is granted. Each Trust may offer additional series in the future.

[6]	Any Adviser will be registered under the Advisers Act.

[7]	See Section 15(a) of the Act.

[8]	See Section 15(c) of the Act.

and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

C.	The Subadvisers and the Manager of Managers Structure

Pursuant to their authority under the Advisory Agreement, the Advisers have entered into Subadvisory Agreements with Subadvisers to provide investment advisory services to the Funds, and may, in the future, enter into Subadvisory Agreements9 with other Subadvisers for one or more of the Funds.10 Currently, TDAM USA Inc. serves as Subadviser to certain of the Funds of TDX Independence Funds, Inc. Each Subadviser employed by an Adviser is or will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Subadviser serves, and each Subadviser is or will be registered as an investment adviser under the Advisers Act.

An Adviser will select additional Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets, and recommend their hiring to the relevant Board. The Advisers will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Boards as needed. The Advisers will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the Boards as needed. Although the Advisers may recommend, from time to time, that the services of a Subadviser be terminated, the Advisers, in general, do not expect to make frequent changes in Subadvisers.

With respect to Funds utilizing the Manager of Managers Structure, the primary responsibility for management of the Funds — including, in particular, the selection and supervision of the Subadvisers — will be vested in the Advisers, subject to general oversight and approval by a Board. Thus, an Adviser will (1) set each Fund’s overall investment strategies; (2) evaluate, select, and recommend to the relevant Board Subadvisers needed to manage all or part of the assets within the Funds; (3) monitor and evaluate each Subadviser’s investment programs and results as well as the performance of Subadvisers relative to the applicable benchmark indices; and (4) review each Fund’s compliance with its investment objective, policies and restrictions. The Advisers will also recommend to the Boards whether Subadvisory Agreements should be renewed, modified or terminated.

Each Subadviser is and will be responsible, subject to the general supervision of an Adviser and a Board, for the purchase, retention and sale of securities for the applicable Fund. Neither the Advisers nor the Boards evaluate the investment merits of each individual investment decision made by a Subadviser on behalf of a Fund. With a Board’s approval, an Adviser may terminate any Subadvisory Agreement and, pursuant to the Advisory Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.

The Advisers, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for certain of the Funds. In such cases, an Adviser will allocate and, when appropriate,

[9]

Each existing Subadvisory Agreement (i) was approved by a Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund in accordance with Sections 15(a) and 15(c) of the Act and Rule 18f-2 thereunder; (ii) complies fully with the requirements of Section 15(a) of the Act, including by precisely describing the compensation that the Subadviser will receive for providing services to the relevant Fund, providing that it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c), that it may be terminated at any time, without the payment of any penalty, by an Adviser, a Board or by the shareholders of the relevant Fund on sixty days written notice to the Subadviser, and that it will terminate automatically in the event of its “assignment,” as defined in Section 2(a) (4) of the Act.

[10]	It is expected that the number of Funds employing a Subadviser and the number of Subadvisers employed by a particular Fund could change over time.

reallocate the Fund’s assets among Subadvisers. Each Subadviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. An Adviser will seek to achieve each Fund’s objective by selecting one or more Subadvisers who have particular skill and experience in managing that type of Fund.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Advisers periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to track its relevant index or underperforms over time, or if an Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Advisers will monitor possible replacement Subadvisers for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.

Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Subadvisory Agreement with each Subadviser will be initially approved by the applicable Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder. In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a). A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.11 The prospectus for each sub-advised Fund whose shareholders have approved the Manager of Managers Structure contains, or will contain, the disclosure required by condition 2 set out in Section IV below at all times subsequent to such approval.

For the investment advisory services they provide to the Funds, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Subadviser will bear its own expenses of providing subadvisory services to the applicable Fund. Neither the Trusts nor any Fund will be responsible for paying subadvisory fees to any Subadviser. An Adviser will compensate the Subadviser(s) for a Fund out of the fee paid to the Adviser under that Fund’s Advisory Agreement.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the relevant Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreements are made, but approval by shareholders of the affected Fund will not be sought or obtained.12

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by an Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by a Board at the times and in the manner required by Section 15(c) of the 1940 Act and, where applicable,

[11]	Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application as provided in condition 1 set out in Section IV.

[12]	The Advisers acknowledge that the requested relief will not apply to the use of Affiliated Subadvisers and amendments to subadvisory agreements with them.

Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the affected Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment.

The Funds offer shares, and with respect to the new Funds offered in the future, will offer shares, pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Funds. The prospectus contains information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of the Subadvisers and the services they provide. In addition, each Fund utilizing the Manager of Managers Structure will hold itself out to investors as employing such structure and will prominently disclose in its prospectus that its Adviser has the ultimate responsibility (subject to oversight by its Board) to oversee Subadvisers and to recommend their hiring, termination and replacement.

Each Fund utilizing the Manager of Managers Structure will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements with respect to the Trust; and (b) that new Subadvisers can be employed without shareholder approval. In addition, the Funds will be required to obtain shareholder approval prior to its first use of a Subadviser.

III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) .....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Advisers and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to the same extent as each Advisory Agreement. Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the particular Fund involved were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and any Fund, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds utilizing the Manager of Managers Structure will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds utilizing the Manager of Managers Structure, an Adviser will use one or more Subadvisers, and an Adviser typically will not make the day-to-day investment decisions. Instead, an Adviser establishes an investment program for a Fund and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the respective Fund.13 This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which the respective Fund will invest.

The Funds utilizing the Manager of Managers Structure will hold themselves out as investment vehicles whereby investors look to the Advisers as professional organizations to evaluate, select and

[13]	While an Adviser typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, the Adviser may do so under the terms of the Advisory Agreement.

recommend to the Boards the hiring of Subadvisers. The Advisers will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisers will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.14

From the perspective of the investor, the role of the Subadvisers with respect to the Funds utilizing the Manager of Managers Structure is substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to that Fund or the Trust. Applicants believe that shareholders look to the Advisers when they have questions or concerns about the Funds’ management or about the Funds’ investment performance. Shareholders expect the relevant Adviser and Board to select the portfolio managers or Subadviser for a Fund that is best suited to achieve the Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as an Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or change in his or her compensation. There is no compelling policy reason why the Funds’ investors should be required to approve the Subadvisers’ relationships with the Funds, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or a Trust on behalf of one or more of the Funds, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the affected Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require a Trust or a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to a Fund and its shareholders.

Applicants believe that permitting an Adviser to perform those duties for which the shareholders of the Funds are paying the Advisers (i.e., the selection, supervision and evaluation of Subadvisers) without incurring unnecessary delay or expense will be appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Funds will be able to act more quickly and with less expense to replace Subadvisers when a Board and an Adviser feels that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Advisers, the Trusts and the Funds, the affected Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

[14]	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

Applicants acknowledge that, in the past, the Commission has granted exemptions to use a Manager of Managers Structure (“Manager of Managers Exemptions”) primarily to registered open-end funds that operated as traditional mutual funds.15 However, Applicants note that the requested relief is substantially identical to relief recently granted by the Commission to other open-end investment companies, the shares of which are traded on an Exchange (as defined below) (“ETFs”).16 Applicants believe that the requested relief is equally appropriate for ETFs as for mutual funds, and that the operations of the Funds under the requested order address the concerns historically considered by the Commission when granting identical relief to mutual funds. Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds. Applicants understand that these prior Manager of Managers Exemptions were based in part on the notion that shareholders of the mutual funds obtaining such exemptions could “vote with their feet” by redeeming their individual shares at net asset value (“NAV”) if they did not approve of a change in subadviser or subadvisory agreement.

As discussed in the Trusts’ applications for their ETF Orders (“ETF Applications”),17 the Funds that are ETFs do not issue individually redeemable shares; accordingly, Fund shareholders – unlike traditional mutual fund shareholders – cannot tender individual ETF shares to the Funds for redemption at NAV. Instead, as described in the ETF Applications, Fund shareholders are generally able to redeem Fund shares (“Shares”) at NAV only in large aggregations of Shares (“Creation Units”) and, therefore, only shareholders with the financial wherewithal to accumulate such Creation Unit(s) are able to “vote with their feet” by tendering Shares to a Fund for redemption at NAV. Due to the arbitrage mechanism that has been implemented for each Fund, however, which is described in the ETF Applications, every Fund shareholder effectively retains the right to “vote with their feet” because every Fund shareholder is able to sell individual Shares in the secondary market at negotiated prices that usually closely track the relevant Fund’s NAV.

Applicants are confident that each Fund’s arbitrage mechanism will continue to work to keep the market prices of Shares tracking their NAV due to the availability of information regarding each Fund’s portfolio. As represented in the ETF Applications, the applicable Adviser makes known before the opening of trading every day that the Funds are open for business, including as required by Section 22(e) of the 1940 Act (“Business Day”), on the Trust’s website (“Website”)18 and through other channels, the identities and quantities of portfolio securities and amount of cash held which may be conveyed to each Fund in a creation order and will be conveyed by each Fund pursuant to a redemption order on that Business Day.

[15]

See, Advisors Series Trust, et al., Investment Company Act Rel. Nos. 28175 (Feb. 27, 2008) (notice) and 28201 (Mar. 25, 2008) (order) (recent example of multi-manager relief for traditional open-end management investment company). Cf. Liberty All-Star Equity Fund, et al., Investment Company Act Rel. Nos. 27741 (Feb. 27, 2007) (notice) and 27769 (Mar. 27, 2007) (order) (example of unique multi-manager relief for exchange- listed closed-end fund).

[16]

See, WisdomTree Asset Management, Inc., and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and Investment Company Act Release Nos. 29412 (September 8, 2010) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order).

[17]

The Funds of TDX Independence Funds, Inc. are commonly referred to as exchange-traded funds or ETFs, and operate pursuant to exemptive orders previously granted by the Commission. [17] In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27553 (Nov. 16, 2006) (notice) and 27594 (Dec. 7, 2006) (order); and In the Matter of HealthShares, Inc., et al., Investment Company Act Release Nos. 27916 (July 27, 2007) (notice) and 27930 (Aug. 20, 2007) (order) (hereinafter referenced as the “Prior Order”) (“ETF Orders”).

[18]	The term “Website” also includes any separate website of a Fund that is being used to fulfill the same functions as the Trust’s website.

The Commission itself has acknowledged that such transparency facilitates arbitrage in ETF shares,19 and Applicants believe that efficient arbitrage will minimize the premium or discount to NAV at which Shares trade in the secondary market.

Because of the efficiency with which the Funds’ arbitrage mechanism operates, Applicants do not believe that a change of Subadviser(s) would affect the market price of Shares or the Shares’ NAV.20 The daily NAV and market price are based on the value of a Fund’s portfolio holdings; not sentiments about potential future value. Applicants believe, however, that such market sentiment, if it exists, would not affect the market price for Shares in any lasting or meaningful way, because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting them, when a Fund’s per Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when a Fund’s per Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.

Furthermore, the functioning of existing index based and actively managed ETFs suggests that any change by a Fund of Subadvisers should not negatively impact the arbitrage mechanism or otherwise lead to a permanent disparity between a Fund’s NAV and the market price of its Shares. In this regard, Applicants believe that it is appropriate for the Commission to consider existing ETFs for which portfolio managers play the same role as Subadvisers do for the Funds. Currently, investors may purchase shares of an ETF, particularly an actively managed ETF, out of a belief in the ETF’s portfolio manager (just as investors may purchase Fund Shares out of a belief in a Subadviser) and may decide to sell those shares if the portfolio manager (or Subadviser) discontinues managing the portfolio. Nevertheless, the SEC’s orders for actively managed ETFs do not preclude an ETF adviser from terminating a portfolio manager due to concerns that such a change of portfolio manager would disrupt the arbitrage mechanism and cause secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an ETF adviser can terminate a portfolio manager and merely provide shareholders with notice of such change in a supplement to the ETF’s prospectus. In this respect the SEC’s actively managed ETF orders suggest, and indicate that the SEC has concluded, that an ETF adviser’s termination of a portfolio manager would not meaningfully harm the arbitrage mechanism and, as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant Fund’s NAV. With respect to index based ETFs, Applicants believe that investors place even less importance on the portfolio manager or sub-adviser, and would not expect any disruption resulting from a change of sub-adviser. For the same reasons and based on the same analysis, the SEC can and should also conclude here that the Manager of Managers Exemption requested would not harm the ETF arbitrage mechanism and is appropriate under section 6(c).

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Advisers, subject to the oversight of the Boards. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting. In addition, the Manager of Managers Structure will not be implemented with respect to any Fund unless the initial Subadvisory Agreement is approved by the Fund’s shareholders as required by Section 15(a) of the 1940 Act. Applicants believe that

[19]

See ETF Rule Proposal; SEC Concept Release: Actively Managed Exchange-Traded Funds, ICA Release No. 25258 (Nov. 8, 2001). To date the Commission has granted exemptive relief to permit the operation of ETFs whose structures have enabled efficient arbitrage in recognition of the fact that efficient arbitrage minimizes the premium and/or discount to NAV at which their shares will trade in the secondary market. See Transcript of the Open Meeting of the Commission on Exchange-Traded Funds (Mar. 4, 2008) (“Open Meeting Transcript”).

[20]	Because an ETF’s NAV, like a traditional mutual fund’s NAV, is based purely on its portfolio holdings, a change of subadviser(s) should not affect the NAV of an ETF.

it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Advisers in light of the management structure of the Funds, as well as the shareholders’ expectation that the Advisers will use their expertise to select the most able Subadvisers. Within this structure, the Advisers are in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Fund, an Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including to the extent relevant, comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, an Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, an Adviser and a Board will consider the reasonableness of the Subadviser’s compensation with respect to each Fund for which the Subadviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Fund, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Fund. Accordingly, an Adviser and a Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Advisers and the Boards will consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees;

(2) comparisons of the proposed Subadvisory fees with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each Fund and comparisons with similar funds.

If the relief is granted, shareholders of each Fund utilizing the Manager of Managers Structure will receive adequate information about the Subadvisers. Moreover, as indicated above, the Boards will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested order. Each Fund that is an ETF intends to ensure that shareholders who purchase its Shares in the secondary market receive a prospectus and that Applicants’ prospectus delivery obligation is satisfied by relying on the same mechanisms, which are currently used by the Funds, traditional open-end funds that are not directly sold, and by other ETFs, and which are implicitly accepted by the SEC, to deliver disclosure documents to secondary market purchasers.21 In this regard, among other things, Applicants will make each Fund’s prospectus (and/or summary prospectus) and statement of additional information (“SAI”) available on the national securities exchanges, as defined in Section 2(a)(26) of the Act (“Exchanges”), where Shares are traded, thereby satisfying their prospectus delivery obligation to any Exchange member in connection with a transaction on the Exchange.22 To the extent that the Exchange member to whom the Fund will effectively deliver a prospectus in connection with a sale on the Exchange is not the beneficial owner of the Shares purchased, the obligation to deliver a prospectus to such beneficial owner will fall to the Exchange member and the introducing broker. Applicants, of course, cannot ensure that the Exchange member or broker will deliver a prospectus as required. Because not doing so, however, will result in a violation of the federal securities laws, Applicants believe that it is reasonable for them to rely on the Exchange member and broker to deliver the requisite prospectus.23

Applicants recognize that, pursuant to the requested order, the prospectus of each Fund would need to disclose the existence, substance and effect of the order. Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the order and will ensure that each such Fund’s disclosures satisfy this requirement.

The prospectus and SAI for each Fund will include all required information concerning each applicable Subadviser. In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Subadviser(s). If a new Subadviser is retained, or an existing Subadvisory Agreement is materially amended, the relevant Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Subadvisers. The Funds will also disclose these changes on the Website. Furthermore, the Funds will furnish to shareholders, within 90 days of the date that a Subadviser is appointed, all of the information that would have been provided in a proxy statement (“Information Statement”).24 The information provided in the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the Securities Exchange Act of 1934, as amended (“1934 Act”), as well as the requirements of Schedule 14A under the 1934 Act.

In order to deliver an Information Statement to beneficial owners of Shares, Applicants would expect to rely on the same processes currently used by traditional open-end funds that are not directly sold and by ETFs, which processes are implicitly accepted by the Commission, to deliver proxy statements to shareholders. Applicants understand that certain ETFs have employed such processes to conduct a proxy solicitation.25 As part of such processes, it is Applicants’ understanding that a Fund would send the Information Statement to DTC with a reference to the CUSIP number to which it pertained. DTC, in turn, would electronically send a notice of the Information Statement to record holders of the Fund (“Holders”) on its Participant Terminal Service and request from such Holders the number of Information Statements required for delivery to beneficial owners. At the same time, the Fund could enlist the services of ADP and

[21]	Applicants also post each Fund’s prospectus on the Website.

[22]

Rule 153 under the 1933 Act. Applicants note that prospectus delivery will not be required in certain instances, including in connection with unsolicited brokers’ transactions and purchases of Shares by an investor who has previously received a prospectus (unless such prospectus has been updated or supplemented in the interim).

[23]	Applicants understand that, due to the requirement that a prospectus precede or accompany the investment, it is a standard practice among brokers to send a prospectus with every trade confirmation.

[24]	Applicants would also post the Information Statement on the Website.

[25]

See SEC Accession No. 0000891554-01-505661 (2001 proxy solicitation by iShares Trust to elect board of trustees) and SEC Accession No. 0001193125-05-114026 (2005 proxy solicitation by iShares Trust and iShares, Inc. to, among other things, approve advisory agreement of ETF).

provide ADP with copies of the Information Statement.26 Holders could then opt either to receive Information Statements from the Fund for direct mailing to beneficial owners or to provide ADP with mailing information or account identifiers (through which ADP could retrieve mailing information) for beneficial owners. To the extent that a Holder opted to receive Information Statements for mailing to beneficial owners, the responsibility for completing such mailing would fall to the Holder. To the extent that a Holder opted to provide mailing information or account identifiers to ADP, the responsibility for carrying out such mailing would fall to ADP.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each Current Fund’s Advisory Agreement and Subadvisory Agreement, if applicable, have received shareholder approval. With respect to any Current Fund, if an Adviser determines to utilize the Manager of Managers Structure for such Fund, the approval of that Fund’s shareholders will first be obtained with respect to the Subadvisory Agreement.27 The prospectus of each Fund utilizing the Manager of Managers Structure will disclose that its Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. A Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may sell his or her shares.

B.	Precedent

Applicants are aware of two other ETF complexes that have previously sought or obtained similar exemptions. See, WisdomTree Asset Management, Inc., and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and Investment Company Act Release Nos. 29412 (September 8, 2010) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sept. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order).

[26]

Applicants note that the shareholder servicing division of ADP has recently been renamed Broadridge Financial Solutions, Inc. Accordingly, references herein to ADP may be read to mean Broadridge Financial Solutions, Inc.

[27]

Applicants expect that the utilization of the Manager of Managers Structure with respect to the Currency-Hedged Funds will be approved by the initial shareholder of such Funds before those Funds commence operations, pursuant to condition 1 set forth in part IV below.

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission to mutual funds that do not operate as ETFs. See, e.g., CLS Investments, LLC and AdvisorOne Funds, Investment Company Act Release Nos. 28894 (Aug. 31, 2009) (notice) and 28932 (Sept. 28, 2009) (order); Phoenix Equity Trust, et al., Investment Company Act Release Nos. 28375 (Sept. 3, 2008) (notice) and 28410 (Sept. 29, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (Aug. 25, 2008) (notice) and 28385 (Sept. 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (Oct. 2, 2007) (notice) and 28038 (Oct. 29, 2007) (order); Trust for Professional Managers, Investment Company Act Release Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (Oct. 10, 2006) (notice) and 27547 (Nov. 7, 2006) (order); MGI Funds, Investment Company Act Release Nos. 27173 (Dec. 1, 2005) (notice) and 27200 (Dec. 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).

IV.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Before a Current Fund may rely on the order requested in the Application, the operation of such Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act or, in the case of a new Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that sub-advised Fund to the public.

2.	The prospectus for each Fund relying on the order requested in this Application will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application. The prospectus will prominently disclose that the applicable Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.

Within 90 days of the hiring of a new Subadviser, the affected Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, the Fund will provide shareholders of the affected Fund within 90 days of hiring a new

Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4.	The requested relief will not apply to agreements entered into between the Advisers and any Affiliated Subadviser.

5.	At all times, at least a majority of each Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the relevant Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Fund’s Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.	The Advisers will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Fund’s Board, will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or a part of a Fund’s assets; (iii) allocate and, when appropriate, reallocate a Fund’s assets among one or more Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with the relevant Fund’s investment objective, policies and restrictions.

8.	No trustee or officer of a Trust or a Fund, or director, manager or officer of an Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the Application’s facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application’s facing page. Also, Applicants have attached as an exhibit to the Application the required verification.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

VII.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

TDX Independence Funds, Inc.

DBX ETF Trust

DBX Strategic Advisors LLC; and

DBX Advisors LLC

Deutsche Bank AG

60 Wall Street

New York, NY 10005

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

TDX Independence Funds, Inc.

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: President

DBX ETF Trust

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: President

DBX Strategic Advisors LLC

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: Chief Executive Officer

By: /s/ Martin Kremenstein
Name: Martin Kremenstein Title: Chief Operating Officer

DBX Advisors LLC

By: /s/ Hans Ephraimson
Name: Hans Ephraimson Title: Chief Executive Officer

By: /s/ Martin Kremenstein
Name: Martin Kremenstein Title: Chief Operating Officer

AUTHORIZATION

TDX INDEPENDENCE FUNDS, INC.

In accordance with Rule 0-2(c) under the Act, Hans Ephraimson, in his capacity as President of the TDX Independence Funds, Inc. (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as President of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on November 8, 2010:

RESOLVED, that the President of the Trust be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Section 15(a) of the Act, and Rule 18f-2 under the Act.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
President

AUTHORIZATION

DBX ETF TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Alex Depetris states that all actions necessary to authorize the execution and filing of this application by DBX ETF Trust have been taken, and that as sole trustee thereof, he is authorized to execute and file the same on behalf of DBX ETF Trust.

/s/ Alex N. Depetris
Alex N. Depetris	November 22, 2010
Sole Trustee

AUTHORIZATION

DBX STRATEGIC ADVISORS LLC

In accordance with Rule 0-2(c) under the Act, Hans Ephraimson and Martin Kremenstein each state that all actions necessary to authorize the execution and filing of this Application by DBX Strategic Advisors LLC have been taken, and that as a Chief Executive Officer and Chief Operating Officer, respectively, thereof, each is authorized to execute and file the same on behalf of DBX Strategic Advisors LLC.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer

AUTHORIZATION

DBX ADVISORS LLC

In accordance with Rule 0-2(c) under the Act, Hans Ephraimson and Martin Kremenstein each state that all actions necessary to authorize the execution and filing of this Application by DBX Advisors LLC have been taken, and that as a Chief Executive Officer and Chief Operating Officer, respectively, thereof, each is authorized to execute and file the same on behalf of DBX Advisors LLC.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer

VERIFICATION

TDX INDEPENDENCE FUNDS, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of TDX Independence Funds, Inc., that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
President

VERIFICATION

DBX ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of DBX ETF Trust, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
President

VERIFICATION

DBX STRATEGIC ADVISORS LLC

Each undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of DBX Strategic Advisors LLC, that he is a Chief Executive Officer or Chief Operating Officer, as applicable, of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Each deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer

VERIFICATION

DBX ADVISORS LLC

Each undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of DBX Advisors LLC, that he is a Chief Executive Officer or Chief Operating Officer, as applicable, of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Each deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Hans Ephraimson
Hans Ephraimson	November 22, 2010
Chief Executive Officer

/s/ Martin Kremenstein
Martin Kremenstein	November 22, 2010
Chief Operating Officer